SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                               MedSolutions, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    58504N108
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                                 (CUSIP Number)

                               Matthew H. Fleeger
                             c/o MedSolutions, Inc.
                                12750 Merit Drive
                           Park Central VII, Suite 770
                               Dallas, Texas 75251
                                 (972) 931-2374
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2007
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58504N108                13D                         Page 2 of 6 Pages
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      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Matthew H. Fleeger
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (see instructions)                (a)   (b) X
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS (see instructions)
                PF, OO
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
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      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A
--------------- ---------------------------------------------------------------
                                        7      SOLE VOTING POWER
            NUMBER OF                          1,170,416(1)
                         -------------------------------------------------------
              SHARES
                                        8      SHARED VOTING POWER
           BENEFICIALLY                        0
                         -------------------------------------------------------
             OWNED BY                          SOLE DISPOSITIVE POWER
                                        9      1,170,416(1)
               EACH
                         -------------------------------------------------------
            REPORTING                  10      SHARED DISPOSITIVE POWER
                                               0
           PERSON WITH
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,170,416(1)
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                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      12        CERTAIN SHARES (see instructions)
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 4.4%(2)
--------------- ----------------------------------------------------------------
                TYPE OF REPORTING PERSON (see instructions)
      14
                IN
--------------- ----------------------------------------------------------------

1 Includes 670,790 shares held by Preston-Harris Interests, Inc., a Texas corporation of which the Reporting Person is the President and majority shareholder.
2 Based on 26,470,646 shares of common stock outstanding on July 6, 2007, as set forth in that certain Agreement and Plan of Merger between MedSolutions, Inc., Stericycle, Inc. and TMW Acquisition Corporation filed as Exhibit 2.1 to MedSolutions, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2007.

                                                               Page 3 of 6 Pages
                                  SCHEDULE 13D

     This Amendment No. 1 amends the Schedule 13D filed by Matthew H. Fleeger (the "Reporting Person") with the Securities Exchange Commission on March 3, 2004.

Item 1. Security and Issuer.

         The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of MedSolutions, Inc., a Texas corporation ("MedSolutions"). MedSolutions' principal executive offices are located at 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

Item 2. Identity and Background.

            (a) The name of the person filing this Amendment No. 1 is Matthew H. Fleeger.

            (b)  The   business   address  of  the   Reporting   Person  is  c/o
MedSolutions, Inc., 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

            (c) The Reporting Person is the President and Chief Executive Officer and also serves as a director of MedSolutions, which is located at 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

            (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


            (f) The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The shares of Common Stock that the Reporting Person beneficially owns were acquired through (i) purchases through private transactions using personal funds, and (ii) compensation arrangements with MedSolutions.

Item 4. Purpose of Transaction.

     The Reporting Person acquired beneficial ownership of the shares of Common Stock described herein for investment purposes. The Reporting Person currently serves as President, Chief Executive Officer, and as a director of MedSolutions.

     On July 6, 2007, MedSolutions announced in a Current Report on Form 8-K that it had entered into an Agreement and Plan of Merger (the "Merger
Agreement") with Stericycle, Inc. ("Stericycle") and TMW Acquisition Corporation, a wholly-owned subsidiary of Stericycle ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into MedSolutions, with MedSolutions continuing after the merger as the surviving corporation. At the effective time of the merger, each issued and outstanding share of common stock

                                                               Page 4 of 6 Pages

of MedSolutions will be converted into the right to receive $0.50 in cash and a promissory note issued by Stericycle (a "Note") in the principal amount of $1.50. The Notes will be payable in six installments of interest only due on each of the first six anniversaries of the date on which the merger closes and one final installment of principal and interest due on the seventh anniversary of such closing date, and will bear interest, at the election of each holder of shares of MedSolutions common stock, at the annual rate of either 3.5% (if such shareholder elects to have such Note supported by a master letter of credit) or 4.5% (if such shareholder does not elect such support). The principal amount of the Notes, and payments under the Notes, are subject to reduction in certain circumstances as provided in the Merger Agreement. At the effective time of the merger, Merger Sub's directors and officers immediately prior to the effective time of the merger will become the directors and officers of the surviving corporation, the surviving corporation's articles of incorporation shall be amended and restated to read as the certificate of formation of Merger Sub read immediately prior to the effective time (with the exception that the name of the surviving corporation shall remain unchanged), and the surviving corporation's bylaws shall be amended and restated to read as the bylaws of Merger Sub read immediately prior to the effective time (with the exception that the name of the surviving corporation shall remain unchanged).

     Immediately prior to the effective time of the merger, each outstanding option to purchase MedSolutions common stock, whether or not previously vested, will be cancelled, and will thereafter represent only the right to receive from the surviving corporation an amount equal to the product of (i) the number of shares of MedSolutions common stock issuable upon the exercise of the option multiplied by (ii) the excess, if any, of the merger consideration over the exercise price per share payable under the option, subject to any required withholding taxes. The amount payable shall consist of 25% cash and 75% in the form of a Note, which Note shall bear interest at the annual rate of 3.5% or 4.5% (as described above) at the election of the optionholder.

     The merger is expected to close in the third quarter of 2007, subject to, among other things, approval of MedSolutions' shareholders and other customary closing conditions. The merger has been unanimously approved by the respective Boards of Directors of MedSolutions and Stericycle.

     In connection with the execution of the Merger Agreement, the Reporting Person, Preston-Harris Interests, Inc., a Texas corporation of which the Reporting Person is the President and the majority shareholder, and certain additional shareholders of MedSolutions entered into a voting agreement with Stericycle and the Merger Sub (the "Voting Agreement"), pursuant to which, among other things, such shareholders agreed (i) to vote their shares in favor of the merger; (ii) not to enter into any voting agreement in respect of such shareholders' shares of Common Stock or give any person a proxy or power of attorney in respect of such shareholders' shares of Common Stock in conflict with or inconsistent with the such shareholders' obligations under the Voting Agreement; and (iii) not to transfer their shares except under certain circumstances. An aggregate of 15,102,594 shares of Common Stock are subject to the Voting Agreement, which represent 57.1% of the 26,470,646 shares of Common Stock issued and outstanding as of July 6, 2007. The Voting Agreement will terminate upon any termination of the Merger Agreement.

     The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 7.01 and 7.02 hereto, respectively, and are incorporated by reference in their entirety into this Item 4.

                                                               Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.


(a) As of the date hereof, the Reporting Person beneficially owns 1,170,626 shares of Common Stock, which represent 4.4% of the 26,470,646 shares of Common Stock issued and outstanding as of July 6, 2007 as set forth in the Merger Agreement. These shares include (i) 499,626 shares of Common Stock owned of record by the Reporting Person, and (ii) 670,790 shares held by Preston-Harris Interests, Inc., a Texas corporation of which the Reporting Person is the President and majority shareholder.

     An aggregate of 15,102,592 shares of Common Stock are subject to the Voting Agreement. By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the other shareholders party to the Voting Agreement the power to vote or direct the voting and dispose or direct the disposition of the shares of Common Stock subject to the Voting Agreement. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the shares of Common Stock by virtue of the Voting Agreement for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)  Number of shares as to which the  Reporting  Person has:
     sole power to vote or direct the vote:                            1,170,626
     shared power to vote or direct the vote:                                  0
     sole power to dispose or direct the disposition:                  1,170,626
     shared power to dispose or direct the disposition:                        0

(c) The Reporting Person acquired 152,974 shares of Common Stock on July 6, 2007 pursuant to his cashless exercise, using a value per share of Common Stock of $2.00, of 68,447 stock options at an exercise price of $1.00 per share and 190,000 stock options at an exercise price of $0.75 per share.

(d)  Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of MedSolutions' Common Stock as of March 31, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be filed as Exhibits.

     The following documents are filed as exhibits hereto:

Exhibit 7.01 Agreement and Plan of Merger dated as of July 6, 2007 by and among MedSolutions, Inc., Stericycle, Inc. and TMW Acquisition Corporation.

Exhibit 7.02 Voting Agreement dated as of July 6, 2007 by and among Stericycle, Inc., TMW Acquisition Corporation, and the shareholders of MedSolutions, Inc. signatory thereto.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Date: July 10, 2007                                  /s/ Matthew H. Fleeger
                                                      ----------------------
                                                         Matthew H. Fleeger